                                                                     Exhibit (q)



                             MATERIAL CHANGE REPORT

                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                 SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)
               SECTION 67 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
               SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

1.        Reporting Issuer
          Biovail Corporation International
          2488 Dunwin Drive
          Mississauga, Ontario
          L5L 1J9

2.        Date of Material Change

          October 20, 1999

3.        Press Release

          The press release prescribed by section 75(1) of the Securities Act (Ontario) was filed through SEDAR on October 20, 1999.

4.        Summary of Material Changes

          Biovail Corporation International ("Biovail") announced that on October 20, 1999, they completed a public offering of 5,000,000 common shares in Canada and the United States for gross proceeds of US$255 million.

          Full Description of Material Change

          On October 20, 1999, Biovail completed a public offering of 5,000,000 common shares at a price of US$51 per share for gross proceeds of US$255 million. 4,545,000 of the shares were sold in the United States and outside of Canada and 455,000 of the shares were sold in Canada. In United States, the managing underwriters were Donaldson, Lufkin & Jenrette, Merrill Lynch & Co., Morgan Stanley Dean Witter, Banc of America Securities LLC, Punk, Ziegel and Company and DLJdirect Inc. In Canada, the underwriters were Merrill Lynch Canada Inc., RBC Dominion Securities Inc., Yorkton Securities Inc., CIBC World Markets Inc., Dundee Securities Corporation, HSBC Securities (Canada) Inc., National Bank Financial Corp., ScotiaMcLeod Inc. and TD Securities Inc.

          Certain shareholders of Biovail (the "Selling Shareholders") and Biovail granted to the U.S. Underwriters an over-allotment option, exerciseable within 30 days from the date of closing, to purchase up to an additional 750,000 shares. On October 22, 1999, the U.S. Underwriters exercised the over-allotment option and purchased 750,000 additional shares of Biovail at US$51 per share, 90,000 of which were sold by Biovail and 660,000 of which were sold by the Selling Shareholders. In connection with such sale of shares, Biovail received additional gross proceeds of US$4,590,000.

5.        Reliance on Section 75(3) of the Act

          Not applicable.

6.        Omitted Information

          Not applicable.

7.        Senior Officers

          The senior officer of Biovail who is knowledgeable about this material change is:

          John Miszuk
          Vice-President and Controller
          (416) 285-6000

8.        Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.

          Dated this 22nd day of October, 1999.



                                                      "John Miszuk"
                                           -------------------------------------
                                           John Miszuk
                                           Vice-President and Controller



                                       2